United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Vale updates estimates Rio de Janeiro, September 10th, 2025 – Vale S.A. (“Vale”) informs that it has updated its capital investment guidance by type and by business for the year 2025, reflecting initiatives toward project portfolio optimization performed throughout the year. Capital investments by type (US$ billion)(1): 2025 new 2025 previous Investment for growth ~1.5 ~1.6 Maintenance investment ~4.1 ~4.3 total CAPEX 5.4-5.7 ~5.9 (1) Considers an exchange rate of BRL/USD 5.60. Capital investments by business (US$ billion)(1): 2025 new 2025 previous Iron Ore Solutions (2) ~3.9 ~3.9 Energy Transition Metals ~1.7 ~2.0 total CAPEX 5.4-5.7 ~5.9 (1) Considers an exchange rate of BRL/USD 5.60. (2) Including Energy and other businesses. Additionally, the Company is now disclosing its 2025 sales estimates for the new product “Mid-Grade Carajás” and for the concentrated product “PFC”. Iron Ore Product Sales – Mid-Grade Carajás and PFC (million tons): 2025 new 2025 previous Mid-Grade Carajás ~25 Not applicable PFC ~24 Not applicable Finally, the Company announces that its estimates for the share of products sold within the Iron Ore Solutions portfolio (%) have been discontinued, considering the implementation of a strategy for greater portfolio flexibility and value maximization under any market scenario, including the introduction of new product specifications. All other estimates previously disclosed by the Company remain unchanged. The Company reiterates that the estimates disclosed today, in line with others previously disclosed, refer to hypothetical data, which in no way constitute a performance promise by Vale and/or its management, and which also involves market factors beyond Vale’s control and, therefore, may be subject to further changes. In due course, the Company will refile item 3 of its Reference Form, within the timeframe established by CVM Resolution No. 80/2022. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Mariana Rocha: mariana.rocha@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 10, 2025		Director of Investor Relations